Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113

April 18, 2012

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Kevin C. Rupert
Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Firsthand Technology Value Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-179606 and 814-00830)

Dear Mr. Rupert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Firsthand Technology Value Fund, Inc. (the “Fund”) hereby requests that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective by 9:30 a.m., Eastern Time, on Thursday, April 19, 2012, or as soon thereafter as practicable.

We hereby acknowledge that:

1.
Should the United States Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.
The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

Firsthand Technology Value Fund, Inc.

By:	/s/ Kevin M. Landis
Kevin M. Landis
President

cc:	Kelvin K. Leung, Esq.
David A. Hearth, Esq.